August 19, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C., 20549
Attention: Mary Beth Breslin
Re:	Application for Withdrawal of Form S-3 Registration Statement No. 333-33017 of ATS Medical, Inc.
Dear Ms. Breslin:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, and following discussions with you, ATS Medical, Inc. hereby respectfully requests the withdrawal of the Form S-3 Registration Statement (File No. 333-33017) filed with the United States Securities and Exchange Commission (the “SEC”) on August 6, 1997 and the Post-Effective Amendment No. 1 related thereto filed with the SEC on August 12, 2010 (together, the “Registration Statement”). The undersigned confirms that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein.
     Your assistance in this matter is greatly appreciated. If you have any questions or require further information regarding the foregoing, please do not hesitate to contact the undersigned at (763) 557-2209 or Amy L. Schneider, Esq. of Dorsey & Whitney LLP at (612) 340-2971.

Sincerely,
/s/ Deborah K. Chapman
Deborah K. Chapman
ATS Medical, Inc.

cc:	Amy L. Schneider, Dorsey & Whitney LLP Timothy Nelson, Fredrikson & Byron, P.A.